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Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

ANNOUNCEMENT
MAJOR TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE WITH
HUBEI SCIENCE & TECHNOLOGY INVESTMENT GROUP CO., LTD

Reference is made to the Company’s announcement dated 29 October 2010 in respect of the signing of a cooperation framework agreement between the Company and Wuhan East Lake Development Committee pursuant to which the parties have agreed to cooperate and jointly invest in the 12-inch wafer production facilities of Wuhan Xinxin.

The Company announces that the Company proposes to enter into the Joint Venture Agreement and the JV Memorandum on 12 May 2011 with Hubei Science & Technology to invest in and manage Wuhan Xinxin’s 12-inch wafer production line.

Pursuant to the Joint Venture Agreement:

(a)	the parties will establish the JV Company to further develop 12-inch wafer production facilities and implement advanced technologies for the manufacturing of integrated circuits;

(b)	Hubei Science & Technology will contribute 33.34% of the registered capital of the JV Company in stages in an aggregate amount of US$500,000,000 over a period of time through the injection of all of the capital of Wuhan Xinxin into the JV Company plus a cash injection of US$226,168,955;

(c)	the Company will contribute 66.66% of the registered capital of the JV Company in stages in an aggregate amount of US$1,000,000,000 over a period of time; and

(d)	Hubei Science & Technology shall be entitled to appoint three of the directors of the JV Company, including the managing director, and the Company shall be entitled to appoint two of the directors of the JV Company.

Pursuant to the JV Memorandum:

(a)	the Company shall have the right to purchase the equity interests of Hubei Science & Technology in the JV Company; and

(b)	the Company will have the right to appoint three directors of the JV Company and Hubei Science & Technology will have the right to appoint two directors after the Company’s capital contribution in the JV Company exceeds 50% of the total capital contribution;

The obligations of the parties under the Joint Venture Agreement are subject to compliance with applicable laws (including those of regulatory authorities (including The Stock Exchange of Hong Kong Limited)).

Base on the Company’s total capital commitment in the Joint Venture, the formation of the Joint Venture under the Joint Venture Agreement will constitute a major transaction of the Company and is subject to the notification, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

A circular containing, amongst other things, details of the formation of the Joint Venture and a notice of the EGM will be despatched to the Shareholders on or around 2 June 2011 in accordance with the Listing Rules.

The establishment of the Joint Venture is subject to obtaining the necessary PRC approvals. The implementation of the Joint Venture may also be dependent on market conditions.

THE JOINT VENTURE

Reference is made to the Company’s announcement dated 29 October 2010 in respect of the cooperation framework agreement entered into between the Company and Wuhan East Lake Development Committee on 29 October 2010 pursuant to which the parties have agreed to cooperate and jointly invest in the 12-inch wafer production facilities of Wuhan Xinxin. The cooperation framework agreement also proposed a possible joint venture between the parties which will focus on 65-40 nanometer integrated circuits with a goal of achieving a production capacity of 45,000 wafers per month within three years of its establishment.

The Company announces that the Company proposes to enter into the Joint Venture Agreement and the JV Memorandum on 12 May 2011 with Hubei Science & Technology, a wholly-owned subsidiary of Wuhan East Lake Development Committee, to invest in and manage Wuhan Xinxin’s 12-inch wafer production line.

To the best of the Directors’ information, knowledge and belief and having made all reasonable enquiry, Hubei Science & Technology and its ultimate owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

The establishment of the Joint Venture is subject to obtaining the necessary PRC approvals. The implementation of the Joint Venture may also be dependent on market conditions.

The Joint Venture Agreement

Pursuant to the Joint Venture Agreement, the parties shall establish the JV Company to further develop 12-inch wafer production facilities and implement advanced technologies for the manufacturing of integrated circuits.

Hubei Science & Technology shall contribute 33.34% of the registered capital of the JV Company in an aggregate amount of US$500,000,000 over a period of time as described below through the injection of all of the capital of Wuhan Xinxin into the JV Company plus a cash injection of US$226,168,955. The Company shall contribute 66.66% of the registered capital of the JV Company in an aggregate amount of US$1,000,000,000 over a period of time as described below.

The capital contribution shall be made in two stages:

(a)	not less than 20% of the registered capital of the JV Company upon the application of the business licence of the JV Company, made up of:

a.	US$45,233,791 contribution in cash plus all the capital of Wuhan Xinxin in the amount of US$273,831,045 (based on the value of the paid-up registered capital of Wuhan Xinxin) by Hubei Science & Technology; and

b. US$200,000,000 contribution in cash by the Company; and

(b)	the balance of the outstanding capital contributions from both parties within two years after the establishment of the JV Company.

The Company will finance its capital contributions under the Joint Venture through long term bank loans and/or outside equity investment.

Hubei Science & Technology shall be entitled to appoint three of the directors of the JV Company, including the managing director, and the Company shall be entitled to appoint two of the directors of the JV Company.

Pursuant to the Joint Venture Agreement, the Company authorises the JV Company to use the patents and other technologies necessary for the 12-inch wafer production facilities to be operated by the JV Company that the Company could lawfully employ. The JV Company is also authorised to use the relevant trademarks of the Company in the areas of manufacturing, operations and sales.

The obligations of the parties under the Joint Venture Agreement are subject to compliance with applicable laws (including those of regulatory authorities (including The Stock Exchange of Hong Kong Limited)).

The JV Memorandum

Pursuant to the JV Memorandum:

(a)	the Company will have the right to purchase the equity interests of Hubei Science & Technology in the JV Company; and

(b)	the Company will have the right to appoint three directors of the JV Company and Hubei Science & Technology will have the right to appoint two directors after the Company’s capital contribution in the JV Company exceeds 50% of the total capital contribution.

The JV Company

Upon Completion, all of the capital of Wuhan Xinxin will be injected into the JV Company as part of the capital contribution of Hubei Science & Technology. The paid-up registered capital of Wuhan Xinxin is equivalent to US$273,831,045 using the exchange rate at the time such registered capital was paid up. Wuhan Xinxin is a wholly-owned subsidiary of Hubei Xinxin and is engaged in the operation of a 300mm wafer fab in Wuhan.

The audited net losses before and after taxation and extraordinary items for the years ended 31

December 2010 and 31 December 2009 of the assets to be injected into the JV Company, being the existing operations of Wuhan Xinxin, are US$70,404,109 and US$70,404,109 for 2010 and US$95,226,488 and US$95,226,488 for 2009, respectively, based on an exchange rate of US$1
= RMB6.4921.

REASONS FOR AND THE BENEFITS OF THE JOINT VENTURE

The Company believes that the Joint Venture will benefit both parties and serve as a strategic component in the Company’s expansion plan over the next five years. By entering into the Joint Venture, the Company believes that it will be able to possess the right infrastructure for quick technology upgrade and capacity expansion and enable the Company to increase market shares on profitable advanced technology capacity. The directors of the Company have reviewed the terms of the Joint Venture Agreement and the JV Memorandum and believe that the terms of the Joint Venture are fair and reasonable and in the interests of the shareholders as a whole.

INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, the Company has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, the Company manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin.

INFORMATION ABOUT HUBEI SCIENCE & TECHNOLOGY

Hubei Science & Technology was established in July 2005, and, after its reorganisation in November 2010, became wholly-owned by Wuhan East Lake Development Committee with a registered capital of RMB10 billion. Hubei Science & Technology is tasked with the function of facilitating the construction and development of the Wuhan            East Lake National Independent Innovation Model Zone.

GENERAL

Base on the Company’s total capital commitment in the Joint Venture, the formation of the Joint Venture under the Joint Venture Agreement will constitute a major transaction of the Company and is subject to the notification, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

A circular containing, amongst other things, details of the formation of the Joint Venture and a notice of the EGM will be despatched to the Shareholders on or around 2 June 2011 in accordance with the Listing Rules.

DEFINITIONS

The following terms have the following meanings in this announcement unless the context otherwise requires:

“Company”

Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the issued Ordinary Shares and American Depositary Shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code:

981)	and the New York Stock Exchange (NYSE: SMI), respectively

“Completion”

completion of the Joint Venture (including all the capital contributions of the parties thereunder)

“EGM”

the extraordinary general meeting to be convened by the Company to consider, and if appropriate, approve the formation of the Joint Venture

“Hubei Science & Technology”

(Hubei Science & Technology Investment Group Co., Ltd.), a company incorporated in the PRC and wholly-owned by Wuhan East Lake Development Committee

“Joint Venture”

the joint venture to be formed under the Joint Venture Agreement and the JV Memorandum by the Company and Hubei Science & Technology

“Joint Venture Agreement”

the agreement dated 12 May 2011 and to be entered into between the Company and Hubei Science & Technology in respect of the Joint Venture and the formation of the JV Company

“JV Company”

(Semiconductor Manufacturing International (Wuhan) Corp.), a joint venture company to be established in Wuhan, Hubei Province, the PRC for the purpose of the Joint Venture

“JV Memorandum”

The memorandum dated 12 May 2011 and to be entered into between the Company and Hubei Science & Technology in respect of the Joint Venture

“Listing Rules”

the Rules Governing the Listing of Securities on the Stock Exchange

“Ordinary Share(s)”

share(s) of US$0.0004 each in the share capital of the Company listed on the Main Board of the Stock Exchange

“PRC”

the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan

“RMB”

Renminbi, the lawful currency of the PRC

“Shareholder(s)”

holder(s) of Ordinary Share(s) or any other shares in the Company carrying voting rights

“US$”

United States dollars, the lawful currency of the United States of America

“Wuhan East Lake Development Committee”

(The Wuhan East Lake Hi-Tech Development Zone Administrative Committee)

“Wuhan Xinxin”

(Wuhan Xinxin Semiconductor Manufacturing Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of Hubei Science & Technology

Semiconductor Manufacturing International Corporation

Dr. David N. K. Wang

President, Chief Executive Officer, Executive Director

Shanghai, 12 May 2011

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.